May 11, 2012

Via EDGAR

Ms. Karen Rossotto

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Principal Funds, Inc.

File Numbers. 033-59474, 811-07572

Post-Effective Amendment No. 112 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

Principal Funds, Inc. (the “Registrant”) is filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), with the Securities and Exchange Commission (the “Commission”) a post-effective amendment to the Registrant’s registration statement on Form N-1A under the 1933 Act and the Investment Company Act of 1940 (“Post-Effective Amendment No. 112”).

On March 30, 2012, under Rule 485(a) (Accession No. 0001144204-12-018723), the Registrant filed a post-effective amendment (Post-Effective Amendment No. 111) to its registration statement to create two new series (Blue Chip Fund with Institutional Class shares and Opportunistic Municipal Fund with Classes A and C shares), add Class C shares to two existing series (Global Multi-Strategy Fund and Small-MidCap Dividend Income Fund), and update certain expense information for Class J shares of the Bond Market Index Fund and Preferred Securities Fund. When submitting the contents of the filing on the EDGAR system, Post-Effective Amendment No. 111 included all series and class identifiers that were relevant to the filing and other series and class identifiers that were not relevant to the filing. The purpose of Post-Effective Amendment No. 112 is to re-file the substantive content in Post-Effective Amendment No. 111 under only those series and class identifiers that are relevant to the filing. Like Post-Effective Amendment No. 111, Post-Effective Amendment No. 112 does not update or amend the prospectuses or statements of additional information for Registrant’s other series with an August 31 fiscal year or for Registrant’s series with an October 31 fiscal year.

In a telephone conversation with you on May 9, 2012, you indicated you were already reviewing Post-Effective Amendment No. 111. The Registrant is filing the same prospectuses, statement of additional information, Part C and exhibits in Post-Effective Amendment No. 112 as it did in Post-Effective Amendment No. 111. We discussed accelerating the effective date of Post-Effective Amendment No. 112 and you indicated you would work with the timeline from the March 30, 2012 filing, which would make Post-Effective Amendment No. 112 effective on June 13, 2012.

The Registrant and Principal Funds Distributor, Inc., the Registrant’s principal underwriter, plan to request at the appropriate time that pursuant to Rule 461(a) of the 1933 Act the effective date of Post-Effective Amendment No. 112 be accelerated so that it will become effective on June 13, 2012 or as soon thereafter as practicable. The Registrant also intends to include financial highlights and financial statements by filing an amendment pursuant to Rule 485(b) to be effective June 13, 2012.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the registration statement and that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from action with respect to the filing. The Registrant acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in accelerating the effective date of the Registration Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of disclosures in the registration statement. The Registrant further acknowledges that it may not assert Commission staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills

Assistant Counsel, Registrant

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